650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 20, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Stephen Krikorian
Melissa Walsh
Maryse Mills-Apenteng
Matthew Crispino

Re:	SouFun Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 3, 2013
File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we submit this letter in response to comment 5 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter (the “Comment Letter”) dated October 31, 2013 relating to the Company’s annual report on Form 20-F referenced above (the “20-F”). We previously submitted a letter on November 15, 2013 (the “November Response Letter”) in response to the Staff’s other comments set forth in the Comment Letter and oral comments received in a telephone conference with the Staff on October 29, 2013.

The Company’s response to the Staff’s comment is as follows (the numbered paragraph below correspond to the numbered paragraph of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, Page 61

5.	We note your response to our prior comment 5. Please provide us with a copy of your agreements related to your bank borrowings and related letters of credit.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

December 20, 2013

Response:

The Company has enclosed with the courtesy copy of this letter English and summary English translations of the letter of credit agreements and pledge agreements which are in Mandarin, as permitted by Form 20-F and Rule 12b-12(d). A copy of the loan agreements was previously provided to the Staff listed in the Comment Letter together with the November Response Letter.

* * * * *

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

December 20, 2013

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the 20-F, please do not hesitate to contact Barry E. Taylor at (650) 849-3329 of this firm or me at (650) 320-4509.

Sincerely yours,

/s/ Julia Reigel
Julia Reigel

cc:	SouFun Holdings Limited
Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.
Barry E. Taylor
Kefei Li

Ernst & Young Hua Ming LLP
Eric Li
Kay Deng